January 12, 2012

United States Securities and Exchange Commission
Washington, D.C.  20549

RE:	Eco-Trade Corp. Form 10-K for fiscal year ended December 31, 2010 Filed April 15, 2011 File No. 1-12000

Dear Sir or Madam:

We are in receipt of your letter dated January 5, 2012 regarding Eco-Trade Corp. regarding the aforementioned filing.  Please find below our respective responses:

Form 10-K for fiscal year ended December 31, 2010

Item 1. General

1.
We have reviewed amendment no. 1 to your annual report on Form 10-K.  Based on our review, we reissue comments 1, 2, 4, 5, 6, and 9 of our letter dated November 17, 2011.  Please file your response letter as correspondence on EDGAR.  In addition, please file a written statement containing the acknowledgements set forth at the end of this letter signed by an officer of the Company.

Response:
All future filings will disclose any and all applicable potential business combinations and their status.  If there are no potential opportunities, it will be stated accordingly.  Additionally, a written statement acknowledging the items in this letter will be signed by an officer of the Company.

Item 9A. Controls and Procedures, page 15

2.	We note your amended disclosure. Please address the following:
a.
The updated disclosure has now eliminated the statement acknowledging management’s responsibility for establishing and maintaining internal control over financial reporting as required by Item 308(a)(1) of Regulation S-K;

b.
You continue to omit the disclosure pursuant to Item 308(a)(2) of Regulation S-K detailing the framework used by management to evaluate the effectiveness of your internal control over financial reporting; and

c.	You continue to omit a conclusion regarding internal control over financial reporting as required by Item 308(a)(3) of Regulation S-K.

Response:
We have inserted a revised and proper disclosure in compliance with Regulation S-K.  The disclosure is as follows:

Item 9A.	Controls And Procedures

Evaluation of Disclosure Controls and Procedures

The Securities and Exchange Commission defines the term “disclosure controls and procedures” to mean a company's controls and other procedures of an issuer that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer’s management, including its chief executive and chief financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company maintains such a system of controls and procedures in an effort to ensure that all information which it is required to disclose in the reports it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified under the SEC's rules and forms and that information required to be disclosed is accumulated and communicated to chief executive and chief financial officers to allow timely decisions regarding disclosure.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC rules and forms, and that such information is accumulated and communicated to our management, including our certifying officer, to allow timely decisions regarding the required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The management of the Company is responsible for the preparation of the financial statements and related financial information appearing in this Annual Report on Form 10-K. The financial statements and notes have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The management of the Company is also responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. A company's internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets;
•
Provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management, including the Chief Executive Officer and Chief Financial officer, does not expect that the Company's disclosure controls and internal controls will prevent all error and all fraud. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable, not absolute, assurance that the objectives of the control system are met and may not prevent or detect misstatements. Further, over time, control may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.

With the participation of the Chief Executive Officer and Chief Financial Officer, our management evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2010 based upon the framework in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management has concluded that, as of December 31, 2010, the Company had material weaknesses in its internal control over financial reporting. Specifically, management identified the following material weaknesses at December 31, 2010:

1.	Lack of a functioning audit committee, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures;
2.	Lack of segregation of duties over financial transaction processing and reporting;
3.	Ineffective controls and insufficient written policies and procedures over the period end financial disclosure and reporting processes.

As a result of the material weakness described above, management has concluded that, as of December 31, 2010, we did not maintain effective internal control over financial reporting, involving the preparation and reporting of our financial statements presented in conformity with GAAP.

We understand that remediation of material weaknesses and deficiencies in internal controls is a continuing work in progress due to the issuance of new standards and promulgations. However, remediation of any known deficiency is among our highest priorities. Our management will periodically assess the progress and sufficiency of our ongoing initiatives and make adjustments as and when practical and necessary.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC that permit us to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 11. Executive Compensation

3.
We note that according to the revised summary compensation table, Mr. William Lieberman received a stock award in the amount of $10,000 in 2010.  Please tell us why you have not included this in the outstanding equity awards table.

Response:
This was an oversight and has been corrected as shown below:

	Option Awards					Stock Awards
Equity
Incentive
Plan
Awards:
			Equity					Market
			Incentive					or Payout
			Plan					Value of
			Awards:				Market	Unearned
	Number of	Number of	Number of			Number of	Value of	Shares,
	Securities	Securities	Securities			Shares or	Shares or	Units or
	Underlying	Underlying	Underlying			Units of	Units of	Other
	Unexercised	Unexercised	Unexercised	Option		Stock	Stock	Rights
	Options	Options	Unearned	Exercise	Option	That Have	That Have	That Have
	(#)	(#)	Options	Price	Exercise	Not Vested	Not Vested	Not Vested
Name	Exercisable	Unexercisable	(#)	($)	Date	(#)	($)	(#)

Yossi Attia (1)(2)	10	-	-	$3.40	3/12/11	-	$-	$-

William Lieberman (3)	-	-	-	$-		10,000	$10,000	$-

(1)	Mr. Attia was appointed as Chief Executive Officer of the Company on August 14, 2006.
(2)
On March 22, 2005, th Company granted 10 options to Yossi Attia. The stock options granted vest at the rate of 2.5 options on each September 22 of 2005, 2006, 2007, and 2008, respectively. The exercise price of the options ($3.40) is equal to the market price on the date the options were granted.

(3)
In 2010, the Company entered into letter agreements with William Lieberman whereby he agreed to serve as a director of the Company in consideration of 10,000 shares of Series F preferred stock. The Series F preferred stock is convertible at the option of the holder into 5 shares of common stock.

Signatures

4.	Please ensure any future amendments to the 10-K have a complete date on the signature page.

Response:
All future filings, including amendments to the 10-K, will have a complete date on the signature page.

Exhibit 31.1

5.
Please amend your filing to include the date the certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 was signed by your chief executive officer.  Please also ensure that your certification addresses the proper filing (e.g., amendment to the Form 10-K).

Response:
The amendment includes the date on the certification.

In conclusion, the Company acknowledges the Company is responsible for the adequacy and accuracy of the disclosure in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company does not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William Lieberman

William Lieberman
Acting President, Chief Executive Officer,
  and Principal Financial Officer